Exhibit 99.1

www.recon.cn Recon Technology, Ltd (Nasdaq: RCON) M Vest LLC and Maxim Group LLC Inaugural Emerging Growth Virtual Conference March 2021 Jia Liu — CFO

Disclaimer Forward - Looking Statements This presentation contains forward - looking statements . All statements other than statements of historical facts may be forward - looking statements . Forward - looking statements generally relate to future events and include, without limitation, projections, forecasts and estimates about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans, and objectives . Some of these statements may include words such as “expects,” “anticipates,” “believes,” “estimates,” “targets,” “plans,” “potential,” “intends,” “projects,” and “indicates . ” Although they reflect our current, good faith expectations, these forward - looking statements are not a guarantee of future performance, and involve a number of risks, uncertainties, estimates, and assumptions, which are difficult to predict . Some of the factors that may cause actual outcomes and results to differ materially from those expressed in, or implied by, the forward - looking statements include, but are not necessarily limited to : the duration and magnitude of the COVID - 19 pandemic and related containment measures ; oil price ; our ability to manage our growth ; the execution of our business strategies, implementation of new initiatives, and improved efficiency ; our sales and marketing efforts ; performance, and cost ; our ability to obtain future regulatory approvals (if necessary) ; our financial estimates and needs for additional financing ; consumer acceptance of and competition for our clear aligners ; our R&D, commercialization, and other activities and expenditures ; the methodologies, models, assumptions, and estimates we use to prepare our financial statements, make business decisions, and manage risks ; laws and regulations governing remote healthcare and the practice of dentistry ; our relationships with vendors ; the security of our operating systems and infrastructure ; our risk management framework ; our cash and capital needs ; our intellectual property position ; our exposure to claims and legal proceedings ; and other factors described in our filings with the Securities and Exchange Commission, including but not limited to our Annual Report on Form 20 - F for the year ended June 30 , 2020 . New risks and uncertainties arise over time, and it is not possible for us to predict all such factors or how they may affect us . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . We are under no duty to update any of these forward - looking statements after the date of this presentation to conform these statements to actual results or revised expectations . You should, therefore, not rely on these forward - looking statements as representing our views as of any date subsequent to the date of this presentation . Market and Industry Data This presentation also contains estimates and other statistical data obtained from independent parties and by us relating to market size and growth and other data about our industry and ultimate consumers . This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and data . In addition, projections, assumptions, and estimates of our future performance and the future performance of the geographic and other markets in which we operate are necessarily subject to a high degree of uncertainty and risk .

Company Overview

Equity Snapshot Ticker RCON ( Nasdaq CM) Market Cap * $54.60 M Stock Price * $2.98 Shares Outstanding ** 18.31M Public Float * 16.13 M Insider Holdings ** 11.0% Institutional Holdings*** 0.44% Industry Oil & Gas Fiscal Year End June 30 Founded 2007 Listed July 2009 * As of March 11, 2021 ** According to proxy statement filed on March 9, 2021 *** https://www.nasdaq.com/market - activity/stocks/rcon/institutional - holdings Revenue (FY2020) $9.30M Margin % 29.8% Net Income $(2.7M) EPS $(0.59) Cash $4.3M Total Assets $27.5M Total Contract Assets $4.46M Total Liabilities $10.4M

Enabling Digital Transformation of Energy Companies. As an independent service integrator , our mission is to help clients improve their efficiency and profitability with leading technologies and comprehensive solutions. Our Business Our Mission Automation System & Service Heating Furnaces & accessories Oily Wastewater treatment & Oily sludge treatment Gas station Operations Services Continuous Innovation Safer Better Customer Experience

Growth Strategy

Technology: Automation & AI & Big Data, ESG Focus * from: http://www.strategyand.pwc.com/reports/improving - oil - gas - efficiency - digital SCADA Big Data, IoTs Digitizing the Future Oilfield* Current automation resolution Data Acquisition + Manual analysis Data Process + Intelligent Analysis

M&A ： Future Gas Station (“FGS”) 460 Operating Gas Stations 5M Monthly active users1.8M + Users 43 .05% 3 times user % in every 3 months Repurchase rate* $2.6M YEAR 2019+2020 Operation revenue $54 Record: 6.7K Ave. income increase for gas station staffs 3% Marketing Costs saved per ton of gasoline* Note: All the numbers here are based on FGS' operation record and the usage reports of its clients as of January 31, 2021.

Gas Station: Huge Market Potential & Great Challenge. 110,000 Gas Stations 300M Car Owners $450B Annual Transaction of Gasoline & Diesel Consumer Energy Market in China* Challenges & Opportunities Insufficient C ustomer U nderstanding Poor C ustomer E xperience Note: All the numbers are based on management’s estimation according to publicly available third - party information and are as of December 2020.

Acquisition ： Future Gas Station (FGS) Dummy Title Producer of Fueling Machines ： Manufacturers to service provider, providing complete transaction records to gas stations owners. Dummy Title Gas Stations ： User Profiling Membership Card System Online payment platform/ Bank / etc. Car owners/ Companies: Cost saved with better experience Staff of Gas Stations: Underlying Infrastructure Business Scenarios Rapid Replication Scale Effect Resource Integration Cross - industry cooperation Better services and less experiences to their clients Reduced work intensity More income More initiative

FGS simplifies the way gas stations operate. People can go to gas stations and refuel their cars by just entering the last 6 digits of their cell phone number. We designed this fuel dispenser - based aggregate payment system and a complete data analysis platform for our clients and provide them with a digital management platform and marketing decision support system, rather than just providing some tools or an isolated SaaS system. We have helped our clients improve efficiency, reduce marketing expense and enhance customer loyalty. —— Mr. Yang Song, founder of FGS

Ready for Rapid Replication ： Client Bases (with No. of gas stations to operate) Shanghai 146 Jiangsu 682 Hunan 620 Yunnan 806 Chongqing 588 Gansu 804 Henan 851 Guangdong 701 Anhui 561 Shandong 958 Hubei 832 Zhejiang 492 Fujian 490 Heilongjiang 1119 Beijing 153 Current client base Target bases for calendar year 2021 Target bases for calendar years 2022 and 2023.

FGS: Three - year Plan * User ： 16.72 Million+ Annual Transaction ： $1.6B Membership ： 1.67 Million+ Service Income* * : $7.08 Million 5,600 Gas Stations 2021 2022 2023 10,792 Gas Stations 15,000+ Gas Stations User ： 32.3 Million+ Annual Transaction ： $4.1B Membership ： 6.18 Million+ Service Income* * : $18.53 Million User ： 44.9 Million+ Annual Transaction ： $10.5B Membership ： 12.56 Million+ Service Income* * : $44.46 Million * Projections are based on recent customer project approvals. * * Include income from transaction services, exclude other value - added services and extended services. Please contact the Company for detailed information and assumptions for the above numbers.

Financials

Financials: Revenue 6.43 8.86 12.8 14.91 9.30 $0.00 $4.00 $8.00 $12.00 $16.00 FY2016 FY2017 FY2018 FY2019 FY2020 Revenue ($ million) FY2016 FY2017 FY2018 FY2019 FY2020 Automation 4.05 3.30 2.87 9.26 7.27 Equipment & Accessories 2.02 3.93 9.66 3.49 2.01 Oilfield Environment Prot. 0.36 1.62 0.27 2.16 0.02 Coronavirus Pandemic DRIVER ： Breakdown of Revenue ; Automation - Oilfield Companies - Other Energy companies - New Technologies developed Oilfield Environment Protection (ESG) - Waste water treatment - Oily Sludge Treatment

FGS Platform Gross Merchandise Volume (“GMV”) Coronavirus Pandemic 8% equity interest 100+ stations deployed Increased to 43% equity interest 460+ stations deployed Increased to 51% equity interest. Recon’s First Investment - Recon’s Second Investment - Recon’s Third Investment -

THANKS! IR Contact : Ms . Liu Jia Chief Financial Officer Recon Technology, Ltd Phone : + 86 (10) 8494 - 5799 Email : liujia@recon . cn info@recon . cn

Recon

Appendix: Management & Directors



Mr. Shenping Yin

Founder, Director and CEO

18 years of experience in the automation industry



Mr. Guangqiang Chen

Founder, Director and CTO

30 years of experience in the oil & gas industry



Ms. Jia Liu

CFO & Investor Relations

AICPA, 12+ years of financial management experience

Mr. Yongquan Bi, Chairman of the Board

Independent Directors

Mr. Nelson Wong, Chairman of Audit Committee

Mr. Jijun Hu, Chairman of Compensation Committee

Mr. Shudong Zhao, Chairman of Nominating Committee

Mr. Yonggang Duan, director since March 2020